*******************************************************
FORMAL ANNOUNCEMENT (best viewed in 12pt courier)
*******************************************************

Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

*	Net profit of US$13.7 million for the quarter
*	Year-to-date net profit up by US$8.0 million to US$47.3 million
*	Cash and cash equivalents of US$108 million
*	Morila is forecast to repay the project loan by end June 2004, 18 months ahead of schedule
*	Company liquidity enhanced by addition to FTSE 250 Index
*	Significant intersections from infill drilling of the high grade payshoot at Morila
*	End-of-year development decision at Loulo
*	Attributable production of 79 834 ounces at total cash cost* of US$111 per ounce

Randgold Resources Limited has 28.8 million shares in issue as at 30 September 2003

CONSOLIDATED INCOME STATEMENT

	Unaudited	Unaudited
	quarter	quarter
	ended	ended
	30 Sept	30 June
US$000	2003	2003
Gold sales revenue	29,254	30,679
Cost of sales
Production costs	9,265	5,243
Transport and refinery costs	104	113
Transfer to deferred stripping costs	(1,978)	929
Cash operating costs*	7,391	6,285
Royalties	2,042	2,138
Total cash costs*	9,433	8,423
Profit from mining activity*	19,821	22,256
Depreciation and amortisation	2,162	2,224
Merger transaction costs+	711	-
Exploration and corporate expenditure	3,454	4,554
Profit from operations*	13,494	15,478
Interest received	254	445
Interest expense	(432)	(476)
Gain/(loss) on financial instruments	591	(52)
Other income and (expenses)	(332)	960
Profit on ordinary activities before taxes and minority interests	13,575	16,355
Income tax	-	-
Minority shareholders' interest	77	195
Net profit	13,652	16,550
Basic earnings per share (US$)	0.48	0.59
Fully diluted earnings per share (US$)	0.47	0.58
Average shares in issue (000)	28,754	28,074

CONSOLIDATED INCOME STATEMENT (cont'd)

	Unaudited	Unaudited	Unaudited
	quarter	9 months	9 months
	ended	ended	ended
	30 Sept	30 Sept	30 Sept
US$000	2002	2003	2002
Gold sales revenue	50,487	91,519	87,254
Cost of sales
Production costs	5,353	21,029	18,338
Transport and refinery costs	201	332	403
Transfer to deferred stripping costs	(914)	(1,422)	(3,401)
Cash operating costs*	4,640	19,939	15,340
Royalties	3,571	6,387	6,052
Total cash costs*	8,211	26,326	21,392
Profit from mining activity*	42,276	65,193	65,862
Depreciation and amortisation	2,630	6,699	6,432
Merger transaction costs+	-	-	-
Exploration and corporate expenditure	5,503	10,818	11,330
Profit from operations*	34,143	47,676	48,100
Interest received	49	770	124
Interest expense	(869)	(1,450)	(2,942)
Gain/(loss) on financial instruments	493	263	(693)
Other income and (expenses)	(3,357)	(302)	(5,381)
Profit on ordinary activities before taxes and minority interests	30,459	46,957	39,208
Income tax	-	-	-
Minority shareholders' interest	23	351	98
Net profit	30,482	47,308	39,306
Basic earnings per share (US$)	1.10	1.66	1.62
Fully diluted earnings per share (US$)	1.08	1.63	1.59
Average shares in issue (000)	28,181	28,544	24,236

*	Refer to pro forma information provided on page three.
+	Expenses incurred to end of September on the Ashanti Goldfields proposal.

CONSOLIDATED BALANCE SHEET

	Unaudited	Unaudited	Audited
	at	at	at
	30 Sept	30 Sept	31 Dec
US$000	2003	2002	2002
Assets
Cash and equivalents	107,842	56,331	59,631
Restricted cash**	4,555	4,507	4,526
Receivables	11,316	10,027	14,262
Inventories	12,927	11,188	11,601
Total current assets	136,640	82,053	90,020
Property, plant and equipment
Cost	172,043	167,314	168,540
Accumulated depreciation	(98,803)	(89,773)	(92,104)
Net property, plant and equipment	73,240	77,541	76,436
Other long-term assets	8,824	5,760	7,402
Total assets	218,704	165,354	173,858
Bank overdraft	1,245	1,407	1,170
Accounts payable and accrued liabilities	15,568	34,136	20,564
Total current liabilities	16,813	35,543	21,734
Provision for environmental rehabilitation	5,308	4,556	4,972
Liabilities on financial instruments	6,475	6,193	7,530
Long-term loans	14,786	23,393	19,307
Loans from outside shareholders in subsidiaries	958	1,445	1,330
Total long-term liabilities	27,527	35,587	33,139
Total liabilities	44,340	71,130	54,873
Shareholders' equity	174,364	94,224	118,985
Total liabilities and shareholders' equity	218,704	165,354	173,858

**	Note: This is the amount relating to the N.M. Rothschild & Sons Limited debt service reserve account. The amount is held in escrow for the partial repayment of the Morila project loan.

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited
	9 months	9 months
	ended	ended
	30 Sept	30 Sept
US$000	2003	2002
Net cash generated from operations	49,636	44,768
Net cash utilised in investing activities	(4,023)	(5,858)
Net cash generated by financing activities
Ordinary shares issued	7,179	29,266
(Decrease) in long-term borrowings	(4,656)	(18,227)
Increase in bank overdraft	75	(301)
Net increase in cash and cash equivalents	48,211	49,648
Cash and cash equivalents at beginning of period	59,631	6,683
Cash and cash equivalents at end of period	107,842	56,331

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number
	of	Share	Share	Other	Accumulated	Total
	ordinary	capital	premium	reserves	losses	equity
	shares	US$000	US$000	US$000	US$000	US$000
Balance - 31 Dec 2001	22,461,630	2,246	161,830	(1,745)	(131,834)	30,497
Jan - Jun 2002 Net profit					8,824	8,824
Movement on cash flow hedges				(4,728)		(4,728)
Share options exercised	136,194	12	353			365
July - Sept 2002 Net profit					30,482	30,482
Movement on cash flow hedges				(117)		(117)
Share options exercised	50,916	5	171			176
Nasdaq listing 11 July 2002 and related expenses	5,000,000	500	28,225			28,725
Balance - 30 Sept 2002	27,648,740	2,763	190,579	(6,590)	(92,528)	94,224
Balance - 31 Dec 2002	27,663,740	2,766	190,618	(8,293)	(66,106)	118,985
Jan - Jun 2003 Net profit					33,656	33,656
Movement on cash flow hedges				2,301		2,301
Share options exercised	1,046,288	104	6,659			6,763
July - Sept 2003 Net profit					13,652	13,652
Movement on cash flow hedges				(1,409)		(1,409)
Share options exercised	66,611	7	409			416
Balance - 30 Sept 2003	28,776,639	2,877	197,686	(7,401)	(18,798)	174,364

PRO FORMA INFORMATION

The Company uses the following pro forma disclosures as it believes that this information is relevant to the mining industry.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute Industry Standard, by gold ounces produced for all periods presented.

Total cash costs as defined in the Gold Institute Industry Standard, includes mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties.

Cash operating costs are defined as total cash costs excluding royalties.

Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented.

Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure from profit from mining activity.

RECONCILIATION TO US GAAP

The quarterly interim condensed financial statements presented above have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP). The effect of applying US GAAP to net income and shareholders' equity is set out below.

	9 months	9 months
Reconciliation of net income	30 Sept	30 Sept
(US$000)	2003	2002
Net income under IFRS	47,308	39,208
Share option compensation adjustment	(3,663)	(1,309)
Provision for rehabilitation	-	(62)
Net income under US GAAP before cumulative effect of change in accounting principle	43,645	37,837
Cumulative effect of change in accounting principle	214	-
Net income under US GAAP	43,859	37,837
Movement in cash flow hedges during the period	892	(4,845)
Comprehensive income under US GAAP	44,751	32,992
Basic earnings per share under US GAAP (US$)	1.54	1.56
Fully diluted earnings per share under US GAAP (US$)	1.52	1.53
Reconciliation of shareholders' equity (US$000)
Shareholders' equity under IFRS	174,364	94,224
Provision for rehabilitation	-	(298)
Shareholders' equity under US GAAP	174,364	93,926
Roll forward of shareholders' equity under US GAAP
Balance as at 1 January 2003	118,771	30,359
Net income under US GAAP	43,859	37,837
Movement on cash flow hedges	892	(4,845)
Nasdaq Listing 11 July 2002	-	28,725
Share options exercised	7,179	541
Share option compensation adjustment	3,663	1,309
Shareholders' equity under US GAAP at 30 September 2003	174,364	93,926

ACCOUNTING POLICIES

The quarterly condensed financial statements in this report have been prepared in accordance with the Group's accounting policies, which are in terms of International Financial Reporting Standards and are consistent with the prior period.

The consolidated financial information includes the quarterly financial statements of the Company, its subsidiaries and the Morila joint venture, which comply with IAS 34.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided, as the source and nature of the enterprise's risks and returns are not governed by more than one segment, due to the closing down of Syama.

FINANCIAL INSTRUMENTS

The remaining financial instruments at 30 September 2003 are held by the Morila Company and relate to derivatives taken out as part of the project finance arrangements. Randgold Resources' attributable share is as follows:

*	67 086 ounces sold forward at a fixed price of US$275/oz over the period October 2003 to December 2004;
*	23 746 ounces of purchased call options for the same period at prices between US$350/oz and US$360/oz.

At present prices, the percentage of production which is hedged, is approximately 23% for the next 15 months. If the gold price is above US$360/oz the percentage of hedged production falls to 15%. After 2004, all sales will be fully exposed to the spot gold price. The facility is margin free.

COMMENTS

Net profit for the quarter was US$13.7 million resulting in earnings per share of US$0.48. This was lower than the net profit achieved for the corresponding period in 2002, which included the exceptionally high grades from the Morila pit and down on the net profit of US$16.6 million for the previous quarter. Revenues were affected by lower ounces produced resulting from reduced grades, offset by higher metallurgical recoveries during the quarter, plus a higher received gold price. The operating profit margin for the quarter was adversely affected by accelerated waste stripping and rebuild costs but remains at above 70% for the nine months ended September 2003.

For the nine months to September, profit from mining activity was US$65.2 million. This compares favourably to the US$65.9 million for the corresponding period in 2002, particularly since the latter period contained exceptionally high grades. Net profit was US$47.3 million up from US$39.3 million for the same period last year. This was the result of higher interest received on the Group's increased cash holdings, lower interest expenses resulting from the reduced debt levels in 2003 as well as less care and maintenance costs associated with Syama compared to 2002.

The merger transaction costs are expenses incurred to the end of September on the Ashanti Goldfields proposal. A further US$2 million was incurred subsequent to the end of the quarter.

As a result of the slowdown in field work during the rainy season, quarterly exploration and corporate expenses decreased.

Other income and expenses include an unrealised gain of US$0.7 million resulting from the Group's treasury activities, for the nine months ended September 2003.

The sustained profits for the quarter further strengthened the balance sheet. The main balance sheet movements for the nine months ended 30 September 2003 are an increase in cash and shareholders' equity reflecting the attributable earnings from Morila. The decrease in liabilities on financial instruments is the result of the movement on the mark-to-market value of the financial instruments.

The decrease in long-term loans reflects the repayment of our attributable portion of the Morila project loan. The attributable balance of the Morila loan as at the end of September 2003 was US$10.8 million, and will be fully paid by June 2004 which is a full 18 months ahead of schedule. The Company received its seventh distribution from Morila of US$14.0 million at the beginning of August 2003. A further dividend of US$12.8 million was received at the beginning of November 2003.

OPERATIONS - MORILA

As expected, production dropped to total just under 200 000 ounces for the quarter (last quarter 236 449 ounces) mainly as a result of lower grades processed. Higher grade areas were not accessible in the pit, partly as a result of a heavier than normal rainy season. Costs were subsequently higher this quarter and averaged $85/oz total cash operating cost* and $111/oz total cash cost*. Major contributors to cost increases were the increased transport costs of diesel and other reagents as a result of the continuing situation in Côte d'Ivoire.

This cost trend is expected to continue as lower grade ore is accessed over the next few months.

Results from infill drilling on a 20 metre x 20 metre grid within the high grade axis have retained some very encouraging results.

Borehole	Value (uncut)
San 334	33m @ 23.08 g/t
San 336	75m @ 9.7 g/t
San 338	71m @ 18.07 g/t
(including 17.5m @ 58.1 g/t)
San 342	55m @ 11.13 g/t
(including 25m @ 19.56 g/t)
San 360	18m @ 17.12 g/t
RCX 177	15m @ 11.84 g/t and
17m @ 29.28 g/t

Delay in final completion of the drilling programme has led to a delay in the planning process for next year.

The orebody model is currently being revised, and when complete pit planning and scheduling will be optimised based on the new grade model.

The capital expansion programme designed to increase production to 350 000 tons per month and partially ameliorate the forecast grade drop-off is making progress and is expected to be commissioned by year-end.

MORILA RESULTS

	Quarter	Quarter	Quarter
	ended	ended	ended
	30 Sept	30 Jun	30 Sept
US$000	2003	2003	2002
Mining
Tons mined (000)	6,170	5,389	5,548
Ore tons mined (000)	602	1,273	849

Milling
Tons processed (000)	822	771	546
Head grade milled (g/t)	8.24	10.50	27.7
Recovery (%)	91.8	90.9	88.1
Ounces produced	199,585	236,449	428,421
Average price received (US$/ounce)	348	337	310
Cash operating costs* (US$/ounce)	85	70	28
Total cash costs* (US$/ounce)	111	93	49
Cash profit (US$000)	49,553	55,640	105,690
Attributable (40%)
Ounces produced	79,834	94,580	171,368
Cash profit (US$000)	19,821	22,256	42,276

MORILA RESULTS (cont'd)

	9 months	9 months
	ended	ended
	30 Sept	30 Sept
US$000	2003	2002
Mining
Tons mined (000)	17,515	20,200
Ore tons mined (000)	3,098	2,689

Milling
Tons processed (000)	2,423	2,067
Head grade milled (g/t)	9.47	11.9
Recovery (%)	91.7	90.7
Ounces produced	674,455	727,543
Average price received (US$/ounce)	341	308
Cash operating costs* (US$/ounce)	73	51
Total cash costs* (US$/ounce)	96	72
Cash profit (US$000)	162,983	164,655
Attributable (40%)
Ounces produced	269,782	291,017
Cash profit (US$000)	65,193	65,862

* Refer pro forma information provided above

Production to year-end is expected to be in line with prospects discussed in the first quarter of this year. The Company is confident that in excess of 800 000 ounces will be produced for the year albeit at marginally higher than the targeted US$100/oz costs mainly as a result of the increased transport costs.

DISCONTINUED OPERATION - SYAMA

Resolute Mining Limited continued with their 12 month evaluation process, which includes a drilling programme of approximately 6 000 metres along the strike of the main mineralised zone within and below the Life of Mine Syama Pit. The best intersections to date reported by Resolute include 34m @ 3.88 g/t and 29m @ 8.44 g/t. Initial metallurgical testwork has also been undertaken as well as a preliminary study of the capital and operating costs for both concentrate roasting and Pressure Oxidisation by Minproc.

Care and maintenance activities continued as normal during the quarter, with the focus on retaining the value of the assets.

SYAMA INCOME STATEMENT

	Quarter	Quarter	Quarter
	ended	ended	ended
	30 Sept	30 Jun	30 Sept
US$000	2003	2003	2002
(Loss) from operations	-	-	-
Interest expense	-	-	-
(Loss) on financial instruments	-	-	363
Other income/(expenses)	(648)	42	(2,012)
Profit/(loss) on ordinary activities before taxes	(648)	42	(1,649)
Income tax	-	-	-
Net profit/(loss)	(648)	42	(1,649)

SYAMA INCOME STATEMENT (cont'd)

	9 months	9 months
	ended	ended
	30 Sept	30 Sept
US$000	2003	2002
(Loss) from operations	-	-
Interest expense	-	-
(Loss) on financial instruments	-	(722)
Other income/(expenses)	(941)	(3,341)
Profit/(loss) on ordinary activities before taxes	(941)	(4,063)
Income tax	-	-
Net profit/(loss)	(941)	(4,063)

PROJECTS AND EVALUATION

Loulo Project

External consultants SRK (South Africa), have completed an audit and re-estimation exercise on the Loulo 0 and Yalea orebodies. This exercise accompanies a geological re-modelling exercise completed by Randgold Resources and confirms the resource base of the two deposits, albeit at slightly higher grades and lower tonnages. Work is currently underway to reoptimise pit designs and scheduling and to "test" the optimum open pit to underground interface. Indications are that the amount of waste to be moved could reduce which would enhance the economics of the operations. A further programme of deep drilling at both Loulo 0 and Yalea will be completed this quarter to add to the underground resource as well as improve on the confidence in the resources already delineated.

Work continues to optimise the final process and infrastructure design and discussions with the Government of Mali on regional infrastructure and fiscal issues are at an advanced stage. The project is scheduled to be presented to the Board of Randgold Resources at the year-end board meeting with a view to finalising the development decision.

The Company continues to evaluate synergies in the region with the view of optimising "start-up" and mine operating costs in the future.

Tongon Project

The situation in Côte d'Ivoire is still being monitored and no further work on the Tongon Project was carried out during the period under review.

EXPLORATION ACTIVITIES

Randgold Resources footprint in the major gold belts of Africa continues to grow with the acquisition of new ground in Mali, Senegal and Tanzania along with a new opportunity in Burkina Faso. The Company continues to consolidate and develop its portfolio of targets and projects which now cover over 8 000 km2. Focused programmes on this portfolio have been designed to achieve the principal strategic objectives of finding new ounces and converting existing resources to reserves. During the quarter exploration focused on integration and interpretation of all previous work and the design of future programmes as the rainy season prevented field activities.

An aggressive exploration programme is planned for the Loulo Project during the next quarter and into 2004 to expand the reserve base and generate new targets. Focused drilling programmes have been designed to test four satellite deposits referred to as Baboto, P125, Loulo 2 and Loulo 3. Drilling will continue to evaluate the continuation of the high grade zone with depth at Loulo 0 where encouraging intercepts were drilled during the previous quarter. At the Yalea deposit, the 1 100 metre long high grade zone will be tested at depths below 200 metres where no drilling has been completed so far. Geological models have been developed to test new targets along the five major, gold bearing, structural corridors within the Loulo lease.

In accordance with the Company's policy to grow its ground position in the Loulo region, a Heads of Agreement has been signed with the artisanal co-operative of Sitakili. The Sitakili site locates twenty kilometres due east of the Loulo camp and covers a thirty square kilometre area previously untested by modern exploration methodologies. Gold mineralisation is associated with felsic intrusives emplaced in a folded arch.

In the Morila region, exploration work continues to define new mineralised systems in the mine area and within the Company's plus 2 500 km2 footprint around the exploitation lease. On the Morila mine lease diamond drilling on the western margin has highlighted two significant zones of gold mineralisation which are associated with disseminated arsenopyrite and Morila-style alteration. Follow-up drilling is currently in progress on both targets as well as the north-east and south-west extensions of the high grade payshoot to the Morila orebody. On the Company's own holdings around the lease area, target delineation is in progress at the Ntiola prospect over the large soil anomaly covering a 1 500 metre by 600 metre area and on twelve other targets which all locate within a 25 km radius of the mine site.

In Senegal the Company holds title to over 1 200 km2 of ground within three permits on the Sabodala Belt and recently submitted a tender to increase its holding in this area. On the Tomboronkoto Permit encouraging results have been received from the "BA" target where north-south trending silicified zones outlined encouraging values over a 300 metre strike length and a drill hole intercepting one of these zones, returning 11 metres at 2.6 g/t. The target is open to the north. On the Kounemba permit regional soil sampling has outlined a plus four kilometre anomalous zone which forms the southern extension to the Sabodala deposit. Exploration activities during the forthcoming season will focus on defining and drill testing targets.

In the Lake Victoria Goldfields region of Tanzania the Company has now secured eight prospecting licences four of which locate within a specific area covered by a collaborative venture with the government. A further seven licence applications are pending within the area of interest. The Company is now well established in the country. A target portfolio is being developed and generative studies continue in order to expand its footprint within the region.

CORPORATE AND NEW BUSINESS

During the past quarter, the Company made a merger proposal to Ashanti Goldfields Limited with a view to creating a major independent pan-African gold business in line with its growth strategy. This proposal was eventually declined by the Ashanti board. The Company continues to focus on the development of growth opportunities which meets its return criteria. In this regard, a number of due diligence reviews of attractive exploration and mining prospects are currently being progressed.

The Company was included in the FTSE 250 index on 22 October 2003 and this has significantly raised its profile in the London market and enhanced the liquidity of its shares.

Mr Bernard Asher has been elected as senior independent non-executive director of the Company and Messrs Brett Kebble and David Ashworth have resigned from the board.

R A R Kebble	D M Bristow	R A Williams
Chairman	Chief Executive	Financial Director

12 November 2003

Registered office:
La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands

Web-site:
www.randgoldresources.com

Registrars:
Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents:
Computershare Services Plc, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor and media relations:
For further information contact Kathy du Plessis on Telephone +27 (11) 728-4701, Fax +27 (11) 728-2547, e-mail: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.